                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 6-K

       REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                         For the month of [October] 2003

                                MIRAE CORPORATION
                 (Translation of registrant's name into English)

             #9-2, CHA AM-DONG, CHUN AN, CHUNG CHONG NAM-DO 330-200
                                REPUBLIC OF KOREA
                     (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

           Form 20-F (X)               No     Form 40-F ( )

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

           Yes ( )                     No (X)

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________.

           The registrant files with the Korea Securities Exchange the notice dated October 13, 2003. Attached is English language version of the notice.

The following table sets forth the changes of major shareholders' shareholding.

    1. Company Information
   -------------------------------------------------------------------------------------------------------------------

     Name    Mirae Corporation    Related Team       Finance Team      Person-In-Charge       Byong-Soo Son

   -------------------------------------------------------------------------------------------------------------------

    2. Total Issued Share
   --------------------------------------------------------------------------------------------------------------

              Common share                       Preferred share                     Total issued share
   --------------------------------------------------------------------------------------------------------------

              124,637,500                               0                               124,637,500
   --------------------------------------------------------------------------------------------------------------

    3. Before Changes Made
   --------------------------------------------------------------------------------------------------------------

                  Date                       Common share           Preferred share              Total
   ---------------------------------------------------------------------------------------------------------------------

            August 29, 2001                   22,432,295                   0                   22,432,295
   ---------------------------------------------------------------------------------------------------------------------

    4. Details of Changes
   ---------------------------------------------------------------------------------------------------------------------

    Name                                                                         Dae-Hoon Chang
   ---------------------------------------------------------------------------------------------------------------------

    Relation                                                                       Management
   ---------------------------------------------------------------------------------------------------------------------

         Date                      Reason                 Class of             Before          Change          After
                                                            Share
   ---------------------------------------------------------------------------------------------------------------------

    August 29, 2001                Other                   Common              29,853                -3      29,850
                                                           Share
   ---------------------------------------------------------------------------------------------------------------------
   ---------------------------------------------------------------------------------------------------------------------

    Name                                                                           Kwang-Il Ko
   --------------------------------------------------------------------------------------------------------------------

    Relation                                                                       Management
   --------------------------------------------------------------------------------------------------------------------

         Date                      Reason              Class of Share          Before          Change          After
   --------------------------------------------------------------------------------------------------------------------

    March 22, 2002                Resigned                 Common               32,000          -32,000           0
                                                           Share
   --------------------------------------------------------------------------------------------------------------------
   --------------------------------------------------------------------------------------------------------------------

    Name                                                                         Kook-Jung Kwon
   --------------------------------------------------------------------------------------------------------------------

    Relation                                                                       Management
   --------------------------------------------------------------------------------------------------------------------

         Date                      Reason              Class of Share          Before          Change          After
   --------------------------------------------------------------------------------------------------------------------
    March 22, 2002                Resigned                 Common              49,980           -49,980           0
                                                           Share
   --------------------------------------------------------------------------------------------------------------------

   ---------------------------------------------------------------------------------------------------------------------

    Name                                                                         Han-Chul Shin
   ---------------------------------------------------------------------------------------------------------------------

    Relation                                                                      Management
   ---------------------------------------------------------------------------------------------------------------------

         Date                      Reason                Class of Share     Before          Change          After
   ---------------------------------------------------------------------------------------------------------------------
    December 11, 2001             Sold                      Common         32,000          -32,000           0
                                                            Share
   ---------------------------------------------------------------------------------------------------------------------
   ---------------------------------------------------------------------------------------------------------------------

    Name                                                                       Mirae Corporation
   ---------------------------------------------------------------------------------------------------------------------

    Relation                                                                    Treasury stock
   ---------------------------------------------------------------------------------------------------------------------

         Date                      Reason                Class of Share     Before          Change          After
   ---------------------------------------------------------------------------------------------------------------------

     May 22, 2002                  Other                    Common         1,634,000       -174,000       1,460,000
                                                            Share
   ---------------------------------------------------------------------------------------------------------------------
   ---------------------------------------------------------------------------------------------------------------------

    Name                                                                        Moon-Soul Chung
   ---------------------------------------------------------------------------------------------------------------------

    Relation                                                                       Principal
   ---------------------------------------------------------------------------------------------------------------------

         Date                      Reason                Class of Share     Before          Change          After
   ---------------------------------------------------------------------------------------------------------------------

    October 8, 2003                 Sold                     Common       18,604,414      -1,086,042      17,518,372
                                                             Share
   ---------------------------------------------------------------------------------------------------------------------

    October 9, 2003                 Sold                     Common       17,518,372       -160,000       17,358,372
                                                             Share
   ---------------------------------------------------------------------------------------------------------------------
   --------------------------------------------------------------------------------------------------------------------

    Name                                                                        Boon-Soon Yang
   --------------------------------------------------------------------------------------------------------------------

    Relation                                                                        Family
   --------------------------------------------------------------------------------------------------------------------

         Date                      Reason                Class of Share     Before          Change          After
   --------------------------------------------------------------------------------------------------------------------

    October 8, 2003                 Sold                     Common        1,453,392       -267,070       1,186,322
                                                             Share
   --------------------------------------------------------------------------------------------------------------------
   ---------------------------------------------------------------------------------------------------------------------

    Name                                                                         Eun-Hee Chung
   ---------------------------------------------------------------------------------------------------------------------

    Relation                                                                        Family
   ---------------------------------------------------------------------------------------------------------------------

         Date                      Reason                Class of Share     Before          Change          After
   ---------------------------------------------------------------------------------------------------------------------

    October 8, 2003                 Sold                      Common        114,803         -21,090         93,713
                                                              Share
   ---------------------------------------------------------------------------------------------------------------------
   ----------------------------------------------------------------------------------------------------------------------

    Name                                                                       Eun-Kyeong Chung
   ----------------------------------------------------------------------------------------------------------------------

    Relation                                                                        Family
   ----------------------------------------------------------------------------------------------------------------------

         Date                      Reason                Class of Share     Before          Change          After
   ----------------------------------------------------------------------------------------------------------------------

    October 8, 2003                 Sold                      Common        229,847         -42,230        187,617
                                                              Share
   ----------------------------------------------------------------------------------------------------------------------

   ----------------------------------------------------------------------------------------------------------------------

    Name                                                                         Ki-Won Chung
   ----------------------------------------------------------------------------------------------------------------------

    Relation                                                                        Family
   ----------------------------------------------------------------------------------------------------------------------

         Date                      Reason                Class of Share     Before          Change          After
   ----------------------------------------------------------------------------------------------------------------------

    October 8, 2003                 Sold                      Common        115,203         -21,900         93,303
                                                              Share
   ----------------------------------------------------------------------------------------------------------------------
   ----------------------------------------------------------------------------------------------------------------------

    Name                                                                         Jin-Man Chung
   ----------------------------------------------------------------------------------------------------------------------

    Relation                                                                        Family
   ----------------------------------------------------------------------------------------------------------------------

         Date                      Reason                Class of Share     Before          Change          After
   ----------------------------------------------------------------------------------------------------------------------

    October 8, 2003                 Sold                      Common        114,803         -21,090         93,713
                                                              Share
   ----------------------------------------------------------------------------------------------------------------------

    5. Summary of Major Shareholders

   ----------------------------------------------------------------------------------------------------------------
           Name                 Relation           Common Share          Preferred Share              Total
                                            -----------------------------------------------------------------------
                                               No. of Share   Ratio    No. of Share  Ratio    No. of Share    Ratio
   ----------------------------------------------------------------------------------------------------------------
    Moon-Soul Chung           Principal          17,358,372     13.93             0        -    17,358,372    13.93
   ----------------------------------------------------------------------------------------------------------------
    Boon-Soon Yang            Family              1,186,322      0.95             0        -     1,186,322     0.95
   ----------------------------------------------------------------------------------------------------------------
    Eun-Hee Chung             Family                 93,713      0.08             0        -        93,713     0.08
   ----------------------------------------------------------------------------------------------------------------
    Eun-Kyeong Chung          Family                187,617      0.15             0        -       187,617     0.15
   ----------------------------------------------------------------------------------------------------------------
    Ki-Won Chung              Family                 93,303      0.07             0        -        93,303     0.07
   ----------------------------------------------------------------------------------------------------------------
    Jin-Man Chung             Family                 93,713      0.08             0        -        93,713     0.08
   ----------------------------------------------------------------------------------------------------------------
    Dae-Hoon Chang            Management             29,850      0.02             0        -        29,850     0.02
   ----------------------------------------------------------------------------------------------------------------
    Soon-Do Kwon              Management             22,000      0.02             0        -        22,000     0.02
   ----------------------------------------------------------------------------------------------------------------
    Mirae Corporation         Treasury            1,460,000      1.17             0        -     1,460,000     1.17
                              Stock
   ----------------------------------------------------------------------------------------------------------------
                     Total                       20,524,890     16.47             0        -    20,524,890    16.47
   ----------------------------------------------------------------------------------------------------------------

                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


Date: October 13, 2003




                                              By          MiRi Chung
                                                 -----------------------------
                                              Mi-Ri Chung

                                              Mirae Corporation

                                              Public Disclosure Representative
                                              Of Investor Relations Team